

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

James Doris
Chief Executive Officer
Camber Energy, Inc.
15915 Katy Freeway, Suite 450
Houston, Texas, 77094

>   **Re: Camber Energy, Inc**
>   **Form 10-K for the Fiscal Year ended March 31, 2020**
>   **Filed June 29, 2020**
>   **File No. 001-32508**

Dear Mr. Doris:

We have reviewed your September 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021 letter.

Form 10-K for the Fiscal Year ended March 31, 2020

Business
Viking Plan of Merger, page 10

1. We note that you filed a Form 8-K/A on October 6, 2021 having pro forma financial statements depicting Camber Energy, Inc. (Camber Energy) as the acquirer of a controlling interest in Viking Energy Group, Inc. (Viking Energy), utilizing your balance sheet as of September 30, 2020, and statements of operations for the six months ended September 30, 2020 and the fiscal year ended March 31, 2020.

    Given that you filed a Form 8-K on September 16, 2021 to report that your financial statements for periods within and including the fiscal year ended March 31, 2017 through the quarter ended September 30, 2020 should no longer be relied upon due to errors in

James Doris
Camber Energy, Inc.
November 5, 2021
Page 2

your accounting for the Series C preferred stock, tell us why you have filed pro forma financial statements that are based on financial information that is known to be erroneous and not in conformance with GAAP.

We believe that you should promptly advise investors regarding the errors in your pro forma financial statements that are attributable to errors in the underlying historical financial statements. We expect that you will need to amend the report to address this and other concerns, as describe in other comments in this letter.

2. With regard to the pro forma information and accompanying disclosures in the Form 8-K/A that you filed on October 6, 2021, indicating that you intend to account for the acquisition of 51% of the Viking Energy common stock as a business acquisition, it is unclear how your conclusion would be consistent with FASB ASC 810-10-15-10(a)(1)(iv), which stipulates that a majority owned subsidiary shall not be consolidated if control does not rest with the majority owner, where the normal conditions for control are restricted by approval or veto rights held by the minority shareholder(s).

We note that Mr. Doris retained his position as CEO and director of Viking Energy, while becoming CEO and director of Camber Energy in conjunction with the December 23, 2020 transaction. We also note that Mr. Doris continues to hold 28,092 Series C preferred shares of Viking Energy, which have both conversion and voting rights equating to 1,053,450,000 common shares, based on a ratio of 1:37,500 as the pre-reverse-stock-split figure, or 117,050,000 common shares reflecting the 1:9 reverse-stock-split.

The number of issuable shares and voting rights associated with the 28,092 Series C preferred shares held by Mr. Doris would surpass the interests that Camber Energy had acquired as of December 31, 2020, and would therefore appear to represent the controlling interest. We understand that voting rights have been suspended by the December 24, 2020 amendment to the Certificate of Designation, for as long as Camber Energy "...owns or is entitled to own at least 51% of the outstanding shares of Common Stock and James Doris remains a director and Chief Executive Officer of Camber."

However, as it appears that Mr. Doris has effectively retained indirect control of Viking Energy by virtue of his position as the CEO of Camber Energy, and that direct control may be restored by simply relinquishing this position, it does not appear that Viking Energy has undergone a change in control. We note that Mr. Doris is identified as the beneficial owner of the common shares held by Camber Energy as of December 31, 2020 on page 37 of the Viking Energy 2020 annual report.

Based on the observations outlined above, in advance of establishing control, it appears that the guidance in FASB ASC 323-10 may be applicable to the investment in Viking Energy common shares. Given the merger plans that you have disclosed, which envision a future exchange of equity interests with the shareholders of Viking Energy, please provide us with your analysis of the guidance in FASB ASC 805-10-55-10 through 15, as would apply to the consolidated entity if the exchange of equity interests occurs.

3.   With regard to the Form 8-K/A that you filed on October 6, 2021, we did not see any indication of how you would be accounting for the settlement of pre-existing relationships, either in the notes to the pro forma financial statements or in the computation of the purchase price, although it appears that various transactions between Camber Energy and Viking Energy would constitute and comprise pre-existing relationships that may have been settled as part of the transaction.

In applying the acquisition method of accounting, from the standpoint of either entity, settlement of those relationships would need to be accounted for separately to comply with FASB ASC 805-10-25-20, 25-21, and 25-22. Please ensure that this guidance is followed in accounting for any business combination and that appropriate details are provided to comply with FASB ASC 805-10-50-2(e) and (f).

Note 14 - Stockholders' Equity, page F-29

4.   During our conference call on October 26, 2021, we discussed the conversion provisions associated with your Series C Redeemable Convertible Preferred Stock and how you may have considered the guidance on bifurcation in determining whether to separately account for the embedded conversion feature as a derivative. We understand that you will be providing us with your accounting assessment including an analysis showing how these conversion terms have been evaluated pursuant to FASB ASC 815-15-25-1.

As to the question of whether the economic characteristics and risks of the conversion feature are clearly and closely related to the host contract, please be sure to explain how you considered all of the factors that introduce variability in the settlement amounts, specifically those identified as "Trigger Events" and "Equity Conditions" in the Certificate of Designation that affect (i) the Dividend Rate and Conversion Premium via the Credit Risk Adjustment provision described in Section F.3, (ii) the extent of the discount that is applied to the average market price based on Section C.2, and (iii) the length of the Measurement Period as defined in Section G.7(k).

As to the question of whether the exception in FASB ASC 815-10-15-74(a) would apply, please also explain how you have assessed the settlement provisions relative to the criteria in FASB ASC 815-40-15-5 through 15-8A, considering all of the "Trigger Events" and "Equity Conditions" referenced above, in determining whether the conversion feature is indexed to the stock. Please specifically address the guidance in subparagraphs 15-7D, 7E, and 7F, which clarify that if the settlement amounts are affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward on equity shares, the conversion feature would not be considered indexed to the stock, and subparagraph 15-8A which clarifies that if not indexed, it shall be accounted for as a liability or asset.

You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation